March 21, 2025

Timothy Noyes
Chief Executive Officer
Aerovate Therapeutics, Inc.
930 Winter Street, Suite M-500
Waltham, MA 02451

       Re: Aerovate Therapeutics, Inc.
           Amendment No. 3 to Registration Statement on Form S-4
           Filed March 14, 2025
           File No. 333-283562
Dear Timothy Noyes:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-4
Jade Management's Discussion and Analysis of Financial Condition and Results of Operations
Stock-Based Compensation, page 346

1. Please address the following regarding the stock options and restricted stock units granted by Jade:
           Revise to provide a tabular presentation or revise your table on pages 186-187 to provide the grant date, number of options or restricted stock units granted, exercise price, valuation of common stock used, compensation expense recognized for all options and restricted stock units granted.
           Tell us and revise your disclosure to explain how the valuation used compares to the exchange ratio of the merger.
 March 21, 2025
Page 2

             Tell us and revise your disclosure to address how the valuation process considered the common control nature of the relationship between Jade and Paragon at the time of the grant. Further, explain how the valuation considered eventual conclusion of the overall plan of licensing of JADE-001, JADE-002 and JADE-
           003 between related parties.

       Please contact Tara Harkins at 202-551-3639 or Sasha Parikh at 202-551-3627 if you
have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson at 202-551-8013 or Chris Edwards at 202-551-6761 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Edwin M. O'Connor, Esq.